PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 Avenue of the Americas
                          New York, New York 10019-6064


                                                                   June 10, 1999

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Amy Moorhus


        Re: MeriStar Hotels & Resorts, Inc. (the "Company") Withdrawal of
            Registration Statement on Form S-3 (File No. 333-76721)
            -------------------------------------------------------------

Ladies and Gentlemen:

         Pursuant to Rule 259 under the Securities Act of 1933, as amended, we hereby request the consent of the Securities and Exchange Commission to the withdrawal of the above-referenced Registration Statement (the "Registration Statement") effective immediately. The Company has elected to withdraw the Registration Statement in light of discussions with the Staff as to its eligibility for the use of such Registration Statement at the present time. No offers or sales of securities were made under the Registration Statement.

         Should you have any questions concerning the foregoing, please contact me or Richard S. Borisoff, Esq. of this firm. My telephone number is (212) 373-3049 and Mr. Borisoff's telephone number is (212) 373-3153.

         On behalf of the Company, please accept our thanks for your assistance and cooperation.

                                                 Regards,


                                                 /s/ Paul J. Lanzon
                                                 ------------------
                                                 Paul J. Lanzon

cc:  Christopher L. Bennett, Esq.